26220 Enterprise Court

Lake Forest, California 92630

Tel 949.639.2000

June 21, 2013

Via Overnight Mail and Edgar

John Reynolds

Brigitte Lippmann

Ruairi Regan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apria Healthcare Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 333-168159

Ladies and Gentlemen:

Apria Healthcare Group Inc. (the “Company”), hereby submits this letter in response to the written comments set forth in the comment letter dated June 7, 2013 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). To assist in your review, we have retyped the text of the Staff’s comments in italics below, with the Company’s response set forth immediately below the Staff’s comments.

Business, page 3

1.	We note your references to specialty infused drugs in this section and elsewhere in your report. Please advise us, with a view to disclosure, of the factors you consider when determining what products and services are deemed “specialty,” and whether or not the definition is based on an industry, regulatory or other source. Also, tell us whether, to the best of your knowledge, your use of the term “specialty” is the same as or comparable to what is used by other providers of healthcare products.

The Company respectfully advises the Staff that the Company’s use of the term “specialty” refers to the portion of the Company’s business that primarily deals with high cost (for example, ranging from $5,000 to over $10,000 for a month of treatment) biological drugs that treat complex disease states such as multiple sclerosis, rheumatoid arthritis and hemophilia.

Apria Healthcare Group Inc.

When determining which of the Company’s products and services are deemed “specialty,” the Company considers the following factors: the product or service’s cost; its ability to treat complex and chronic diseases; its special handling, storage and delivery requirements; its categorization as one of the Company’s biological drugs; and, in some cases, a product’s limited distribution channels. The Company believes that industry participants, including pharmaceutical companies, define specialty pharmaceutical products and services based on similar factors. However, the Company is not aware of a single accepted industry or regulatory definition for specialty pharmaceutical products and services. Therefore, the Company cannot conclude that its use of the term “specialty” is the same as or comparable to what is used by other pharmaceutical companies. In response to the Staff’s comment, in the Company’s next Annual Report on Form 10-K, we will expand our discussion of “specialty” pharmaceutical products and services by inserting text substantially similar to the following:

When classifying a pharmaceutical product or service as “specialty,” we consider the following factors: the product or service’s cost; its ability to treat complex and chronic diseases; its special handling, storage and delivery requirements; its categorization as one of our biological drugs; and, in some cases, a product’s limited distribution channels. Our use of the term “specialty” to define a portion of our business may not be comparable to that used by other industry participants, including our competitors.

Compensation Discussion & Analysis, page 105

2.	We note your disclosure on page 107 that “the Board of Directors determined that it was appropriate to retroactively reimburse Dr. Payson for airplane operating expenses since October 2008.” Please tell us, and in future filings disclose as applicable, the factors considered in increasing the amount of reimbursement for airplane operating expenses and how the amount of reimbursement and “agreed hourly rate” was determined.

The Company respectfully advises the Staff that in determining that it was appropriate to retroactively reimburse Dr. Payson for airplane operating expenses, the Company’s Board of Directors considered Dr. Payson’s significant contributions to the Company over his tenure as Chief Executive Officer and Chairman and the fact that Dr. Payson was previously being paid a reimbursement rate that was less than his actual cost for the use of his private plane for Company business travel. As discussed in footnote 4 to the Summary Compensation Table on page 116 of the 10-K and further discussed herein, the amount of the reimbursement was calculated by determining the reimbursement amount at a higher hourly rate of $9,022 for each block hour of business travel and subtracting the amount of $3,362,500 previously reimbursed, which was based on a block hour rate of $5,000 (such retroactive reimbursement not to exceed $1,550,000 annually, per the terms of Dr. Payson’s employment agreement with the Company). The block hour rate of $9,022 was calculated by a third party aircraft management company, and reflects Dr. Payson’s actual average airplane operating expenses relating to business travel for the period from 2007 through 2011. The average block hour cost included only direct operating costs and did not include any amounts for amortization of the cost of the plane or hangars. In future filings, to the extent applicable, we will disclose any additional factors considered in increasing the amount of any reimbursement for airplane operating expenses and how the amount of reimbursement and “agreed hourly rate” were determined.

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Apria Healthcare Group Inc.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire additional information, please contact the undersigned at (949) 639-4422.

Sincerely,

 /s/ Robert S. Holcombe

Robert S. Holcombe

Executive Vice President, General

Counsel and Secretary

Apria Healthcare Group Inc.

cc:	Apria Healthcare Group Inc.

John G. Figueroa

Peter A. Reynolds

Simpson Thacher & Bartlett LLP

Igor Fert